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                             June 17, 2024

       Joe Ragan
       Chief Executive Officer
       ExcelFin Acquisition Corp.
       100 Kingsley Park Dr.
       Fort Mill, SC 29715

                                                        Re: ExcelFin
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 12, 2024
                                                            File No. 001-40933

       Dear Joe Ragan:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Risk Factors, page 15

   1. We note that you are seeking to extend your termination date to December 25, 2024, which is a date that is
38 months from your initial public offering. Since Section IM-5101-
                                                        2 of the Nasdaq listing
rules requires that a special purpose acquisition company complete a business combination
within 36 months of the effectiveness of the initial public offering registration statement,
please disclose that your proposal to extend your termination date beyond 36 months does
not comply with this rule and describe the risks of your non-
                                                        compliance, including
that your shares may be subject to suspension and delisting from
                                                        Nasdaq.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Kibum Park at 202-551-6836 or Isabel Rivera at 202-551-3518 with any questions.
 Joe Ragan
ExcelFin Acquisition Corp.
June 17, 2024
Page 2




                                          Sincerely,
FirstName LastNameJoe Ragan
                                          Division of Corporation Finance
Comapany NameExcelFin Acquisition Corp.
                                          Office of Real Estate & Construction
June 17, 2024 Page 2
cc:       Bill Nelson, Esq.
FirstName LastName